[redacted]

08025306

UNITEDSTATES
NDEXCHANGECOMMISSION
:hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 AND ENDING 12-31-07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHAMPTON INVestment SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1476 ROSEBUD ROAD
(No. and Street)

SOUTHAMPTON PA 18966
(City) (State) (Zip Code)

SEC Mail Processing Section
JAN 15 2008
Washington, DC
103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI MICHAEL E.
(Name – *if individual, state last, first, middle name*)

16 S. STATE ST NEWTOWN PA 18940
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dinesh S. Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHAMPTON INV. SER. INC., as of 12-31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ROCHELLE BELFUS, Notary Public
Upper Southampton, Bucks County
My Commission Expires July 14, 2011

Dinesh S. Shah
Signature

President
Title

Rochelle Belfus 1/8/08
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NO LOANS
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOR (h), (i) and (j). Exception claimed
Please refer to Independent
Auditor Report

[redacted]

BEST AVAILABLE COPY

M. Riccardi Agency, Inc.

at Cornell Place
14-16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker in PA & NJ

Office: (215) 860-3557
Fax: (215) 860-6277

January 7, 2008

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

RECEIVED
2008 JAN 17
SEC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2007 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Southampton Investment Services, Inc., is exempted from SEC Rule 15c3-3, under Exemption Rule 15c3-3(k) (ii). All customer transactions are cleared through SWS Clearing Corporation on fully disclosed basis. SWS Clearing also holds all customer accounts (funds and securities).

Under this Exemption, Southampton Investment Services, Inc. is not required
(1) Computation for determination of Reserve Requirements, and
(2) Provide information relating to the Possession or Control Requirements.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant*

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

M. Riccardi Agency, Inc.
at Cornell Place
14-16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker in PA & NJ

Office: (215) 860-3557
Fax: (215) 860-6277

January 7, 2008

To the Shareholders and Directors:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31. 2007 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (i) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to prove reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under theses standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but no absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2007 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Riccardi
Public Accountant*
MER/cmr

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

BALANCE SHEET AS OF DECEMBER 31,2007

Assets	
Current Assets	
Cash	$973.66
Securities	180,875.43
Southwest Clearing	10,025.68
Total Current Assets	**$191,874.77**
TOTAL ASSETS	**$191,874.77**
Liabilities and Shareholders Equity	
Current Liabilities	
Accounts Payable	455.00
Total Liabilities	**$455.00**
Capital	
Common Shares Authorize 20,000	
No Par Value	120,000.00
Retained Earnings	71,419.77
Total Capital	**$191,419.77**
TOTAL LIABILITIES & CAPITAL	**$191,874.77**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

INCOME STATEMENT FOR THE YEAR 2007

Revenues:	
Commissions	$5,794.42
Interest	393.24
Dividend	8,136.79
Other Income	37,457.68
Trading	-1,022.60
Total Revenues	**$50,759.53**
Expenses:	
Communications	6,355.57
Publications	760.52
Employee Benefits	10,201.38
Taxes	68.64
Postage	107.83
Gifts	75.00
Registration	1,017.00
Entertainment	132.76
Miscellaneous	514.64
Office Equipment	190.77
Office Supplies	47.45
TOTAL EXPENSES	$19,471.56
NET INCOME	$31,287.97

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

STATEMENT OF RETAINED EARNINGS FOR YEAR 2007

Retained Earnings As of Jan 1,2007	$68,231.80
Net Income for Period	31,287.97
Distribution From Retained Earnings	**($28,100.00)**
RETAINED EARNINGS AS OF DECEMBER 31,2007	71,419.77
Common stock	120,000.00
Total Capital	191,419.77

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

STATEMENT OF CHANGES IN FINANCIAL CONDITION FOR JAN 1,2007 TO DEC 31,2007

Sources of Funds	
Net Profit	$31,287.97
SWS Clearing	911.65
Total	**$32,199.62**
Uses of Funds	
Distribution from Retained Earnings	28,100.00
Decrease in Accounts Payable	511.18
Securities	**$3,233.04**
Total	**$31,844.22**
Increase in Working Capital	$355.40

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

RECONCILIATION OF NET CAPITAL ENDING DEC 31,2007

Net Worth At Beginning of Period Covered By This statement Jan 01.2007	$188,231.80
Profits (Losses) For 12 Months Ending December 31,2007	31,287.97
Total	**$219,519.77**
DEDUCTIONS	
Distribution from Retained Earnings	$28,100.00
Petty Cash	$179.68
Hair Cut	3,617.51
Total Deductions	**$31,896.87**
Net Capital, Dec 31,2007	**187,622.90**
Net Computation As Per Unaudited Computation	187,622.00
Discrepancy	**$0.90**

SOUTHAMPTON INVESTMENT SERVICES, INC.
1475 ROSEBUD RD.
SOUTHAMPTON, PA 18966

Notes to statement of Financial Condition:

(1) Southampton Investment Services Inc., (the "company") is a broker-dealer and clears all transations through SWS Securities Inc. on a fully disclosed basis.

(2) Securities are carried on a settlement day basis.

(3) Securities are valued on a market value basis.

(4) No sub-ordinated loans are outstanding.

(5) As a registered broker-dealer and member of NASD, the "Company" is subject to Uniform Net Capital Rule 17a -5 (a) of Securities and Exchange Commission. "Company" as of December 31, 2007, net capital of $ 187,622 against the required capital of $ 100,000.

(6) "Company" does not have any lease obligations.

SOUTHAMPTON INVESTMENT SERVICES, INC.
1475 ROSEBUD RD.
SOUTHAMPTON, PA 18966

S. Shah

END